UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 13, 2024, appoints Carsten Larsen as Chief Commercial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Appoints Carsten Larsen as Chief Commercial Officer

LONDON, March 13, 2024 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company,” or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based ferroalloys, is pleased to announce that it has appointed Carsten Larsen as Chief Commercial Officer, effective April 1, 2024.

Mr. Larsen brings three decades of international experience in developing new business growth strategies, maximizing sales and profitability, and leading cross-functional teams. He has spent his entire professional career in the industrial sector, most recently having served as Chief Commercial Officer and Managing Director at Agilyx ApS, a company specializing in plastic recycling technology. Prior to his role at Agilyx, Mr. Larsen spent 25 years at Dow, in roles including Commercial Director, Director New Business Development and Product Marketing Manager, where he gathered extensive knowledge of the global markets, having worked across countries including Germany, Denmark, Sweden and South Africa.

Ferroglobe’s Chief Executive Officer Marco Levi commented, “We are pleased to welcome Carsten to our senior management team.  His track record of implementing sales and marketing strategies at both global and regional levels across several businesses which share attributes similar to Ferroglobe’s product portfolio, coupled with his general business acumen, will be instrumental as we continue to execute our strategy.  On behalf of our board and management, we are confident that Carsten will excel in his new role.”

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon-based and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit https://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu

Executive Director, Communications & Public Affairs
Email: corporate.comms@ferroglobe.com